03011762

TED STATES
EXCHANGE COMMISSION
igton, D.C. 20549

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| SEC FILE NUMBER |
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| 8-49418 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

**BNY TRADING LLC**

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

32 Old Slip

(No. and Street)

**New York, New York 10286**

(City) (State) (Zip Code)

SEC MAIL PROCESSING
MAR 03 2003
WASH. D.C. 208 SECTION

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

**A. Edward Patmos** **212-804-4875**

(Area Code – Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

**Ernst & Young LLP**

(Name – *of individual, state last, first, middle name*)

| **5 Times Square** | **New York** | **NY** | **10036** |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2003
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

# OATH OR AFFIRMATION

I, A. Edward Patmos, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of

BNY TRADING LLC

, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

None

A. Edward Patmos

Signature

Chief Financial Officer

Title

Joan M Hassler

JOAN M. HASSLER
Notary Public, State of New York
Notary Public
Registration No. 01HA5026248
Qualified in Richmond County
Commission Expires April 11, 2006

This report** contains (check all applicable boxes):

- X (a) Facing page.
- X (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# BNY Trading LLC
(A wholly-owned subsidiary of
The Bank of New York)

## Statement of Financial Condition

December 31, 2002

## Contents

Ernst & Young

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

# Report of Independent Auditors

Board of Managers and Member
of BNY Trading LLC

We have audited the accompanying statement of financial condition of BNY Trading LLC (the "Company") as of December 31, 2002. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of BNY Trading LLC at December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

February 7, 2003

# BNY Trading LLC
(A wholly-owned subsidiary of
The Bank of New York)

## Statement of Financial Condition

December 31, 2002

| | |
|---|---|
| **Assets** | |
| Cash on deposit with Parent | $ 5,454 |
| Securities purchased under resale agreements with Parent | 3,626,435 |
| Due from broker | 7,846,557 |
| Total assets | $11,478,446 |
| | |
| **Liabilities and member's equity** | |
| Liabilities: | |
| Due to Parent | 7,596,557 |
| Other liabilities | 56,207 |
| Total liabilities | 7,652,764 |
| | |
| Member's equity | 3,825,682 |
| | |
| Total liabilities and member's equity | $11,478,446 |

*See accompanying notes.*

BNY Trading LLC
(A wholly-owned subsidiary of
The Bank of New York)

Notes to Statement of Financial Condition

December 31, 2002

## 1. Organization

BNY Trading LLC (the "Company"), a New York limited liability company, is a wholly-owned subsidiary of The Bank of New York (the "Parent"). The Company was created on June 7, 1996 for the purpose of trading foreign currency options on the Philadelphia Stock Exchange (the "Exchange").

The Company executes foreign currency options on behalf of the Parent. The Parent is the sole member of the Company and the Parent shall not have any liability for any debts, obligations, or liabilities of the Company. The Company clears the Parent's trades through a third party brokerage firm.

The Company is registered as a broker-dealer with the Securities and Exchange Commission (the "SEC") and the Pennsylvania Securities Commission.

## 2. Summary of Significant Accounting Policies

### Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect reported amounts in the statement of financial condition. Actual results could differ from these estimates.

### Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of less than 90 days to be cash and cash equivalents.

## 2. Summary of Significant Accounting Policies (continued)

### Securities Purchased Under Resale Agreements

Securities purchased under resale agreements generally are collateralized by U.S. Government and agency obligations and are carried at the amounts at which the securities will be subsequently resold plus accrued interest. It is the Company's policy to take possession of securities purchased under resale agreements. Counterparties are principally primary dealers of U.S. Government securities and financial institutions and may include the Parent. At December 31, 2002, all transactions were with the Parent. The Company minimizes credit risk associated with these activities by monitoring credit exposure and collateral values on a daily basis and requiring additional collateral to be deposited when deemed appropriate.

At December 31, 2002, the Company did not pledge or otherwise use as collateral, securities purchased under resale agreements.

## 3. Due From Broker

Due From Broker consists of cash on deposit with the clearing broker. The amount due to or from the broker fluctuates daily with the market value of the foreign currency options executed on behalf of the Parent. The Company conducts business with a broker that is a member of the major securities exchanges and monitors the credit standing of such brokers.

## 4. Income Taxes

The Company is included in the consolidated federal and combined state and local income tax returns filed by the Parent. Income taxes are calculated as if the Company filed on a separate return basis, and the amount of current tax expense or benefit calculated is either remitted to or received from the Parent, pursuant to a tax sharing agreement between the Parent and the Company.

At December 31, 2002, the Company had no deferred tax assets or liabilities.

BNY Trading LLC
(A wholly-owned subsidiary of
The Bank of New York)

Notes to Statement of Financial Condition (continued)

December 31, 2002

**5. Related Party Transactions**

Options transactions are executed with the exchange on behalf of the Parent.

At December 31, 2002, intercompany balances included cash on deposit with the Parent of $5,454, securities purchased under resale agreements totaling $3,626,436 with the Parent, and Due to Parent of $7,596,557 and are recorded on the Statement of Financial Condition. Due to Parent primarily includes loans from the Parent to meet broker margin requirements and taxes paid by the Parent on behalf of the Company.

**6. Regulatory Requirements**

The Company is subject to the Uniform Net Capital requirements of the Securities and Exchange Commission ("Commission") under Rule 15c3-1. The Commission's requirements also provide that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met. The Company computes its net capital in accordance with the aggregate indebtedness method of this rule.

At December 31, 2002, the Company had net capital of $3,820,228, which was $3,309,789 in excess of the amount required to be maintained at that date. The Company's ratio of aggregate indebtedness to net capital was 2.00 to 1.

**7. Subsequent Events**

During January and February 2003, the Company paid two separate dividends totaling $1,000,000. Management intends to dividend an additional $500,000 in March 2003 if excess capital is available.